Dechert LLP
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JOHN V. O'HANLON

john.ohanlon@dechert.com
+1 617 728 7111 Direct
+1 617 275 8367 Fax

May 16, 2011

VIA EMAIL

Mr. David Grim
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629)

Dear Mr. Grim:

During our conference call on May 13, 2011 regarding the Hartford Portfolio Diversifier HLS
Fund (the "Fund"), you noted that in our letter of March 28, 2011, we stated that "the Insurance
Companies expect to benefit from the hedge provided by the Fund in the form of reduced
potential obligations under the guarantee associated with the Rider and reduced hedging costs."
You inquired whether The Hartford's interest in the operation of the Fund (the "Interest") could
itself be deemed to give rise to a "joint transaction" under Section 17(d) of and Rule 17d-1 under
the Investment Company Act of 1940, as amended (the "1940 Act"). You also inquired whether
the involvement of The Hartford in developing the algorithm that is used to manage the Fund
could give rise to a joint transaction.

As described below, the precedents interpreting Section 17(d) clearly demonstrate that neither the
Interest nor the role of The Hartford in developing the algorithm is sufficient to trigger a joint
transaction within the scope of Section 17(d). Moreover, the Interest is directly analogous to the
interests of fund affiliates in connection with a variety of arrangements that have not been
deemed to fall within the scope of Section 17(d).

Section 17(d) Precedents

As noted in our March 28, 2011 letter, case law has interpreted Section 17(d) to require "some
element of combination" in circumstances where the fund ceases to be a "completely free agent"
in order for there to be a joint transaction.[1] The SEC staff has stated that a joint transaction may
be found when the affiliate of a fund "has both a material pecuniary incentive" in the transaction

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[1]   *SEC v. Talley Industries, Inc*., 399 F.2d 396 (2d Cir. 1968), <u>cert. denied</u>, 393 U.S. 1015 (1969).

or arrangement and "the ability to cause the investment company to participate" in the transaction, and that the "the concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not raised . . . if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have *both* a material pecuniary incentive and the ability to cause the investment company to participate in the transaction."[2]

In light of these precedents, it is clear that the Interest alone cannot give rise to a joint transaction. The fact that the operation of the Fund, as a component of an asset allocation model, would have the effect of providing benefits to both investors and The Hartford does not by itself raise the concern of "overreaching" that Section 17(d) is intended to address. Rather, the overreaching concern is present when an affiliate has the ability to "cause" the fund to participate in a transaction that may advantage the affiliate at the expense of the fund. If there is no such ability, as is the case here, then the arrangement does not raise a Section 17(d) concern, notwithstanding the existence of the Interest.

A comparison to the Aetna GET order serves to illustrate this point. In that case, the adviser to a fund guaranteed the performance of the fund, and charged a fee for the guarantee on the assets of a registered unit investment trust that invested in the fund. The adviser would profit if the guarantee was not triggered. The adviser also had the ability to dynamically manage the fund so as to avoid triggering the guarantee – in other words, to serve its own interest at the expense of shareholders. Thus, in that case, the adviser had both a pecuniary interest and the ability to cause a transaction that benefitted itself at the expense of the fund. Because the arrangement presented a risk of overreaching, a Section 17(d) order was necessary.

In the case of the Fund, an affiliate has the Interest, which may be deemed to constitute a pecuniary interest, but the affiliate does not have the ability to cause a transaction that would benefit itself at the expense of the Fund. There is no ability for the Fund's adviser to manage the Fund to serve the interests of itself or of The Hartford (and as previously discussed, The Hartford has no financial interest to do so because the interests of The Hartford are aligned with those of contract holders). Rather, the Fund is managed to track its index, which incorporates objective data that is not subject to manipulation. Because the arrangement does not present a risk of overreaching as in the case of GET, the arrangement does not fall within the scope of Section 17(d).

Similarly, the role of The Hartford in developing the algorithm cannot give rise to a joint transaction. The Fund was conceived as a component of an asset allocation model for investment

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[2]   *Massachusetts Mutual Life Insurance Company* (pub. avail. Jun. 7, 2000) ("*Mass Mutual*").

by contract holders. The Fund is intended to reduce the volatility of the equity component of the contract holders' accounts. In light of this purpose, the Fund's investment adviser worked with The Hartford to develop the algorithm, which takes into account certain contract holder data for the purpose of providing the volatility reduction in the most effective and efficient manner. The Fund and its strategy were approved by the Fund's board, which consists of a majority of independent members and has an independent chairman, on the basis of the benefits that the Fund would provide to contract holders. In reaching its conclusion, the board was fully informed of the benefits that the Fund would provide to The Hartford, as a component of an asset allocation model that would have the effect of reducing the risks of offering the Riders.

The development of the Fund demonstrates that The Hartford had no ability to cause the Fund to enter into a joint transaction. The Fund was a "free agent," in that the board was free to decline to approve the Fund if it believed the Fund would not provide benefits to contract holders (moreover, as we have discussed, the Fund will remain a "free agent" during its operation because The Hartford will have neither the incentive nor the ability to influence the management of the Fund). The role of The Hartford in developing the algorithm did not present a risk of overreaching, because its role was disclosed to the board, and the operation of the algorithm requires only objective data that is not subject to manipulation. Because the role of The Hartford in developing the algorithm did not cause the Fund to engage in a joint transaction and did not present a risk of overreaching, it does not implicate Section 17(d). We note that we are not aware of any case or SEC exemptive order where the mere organization of a fund and adoption of an investment strategy, without more, was determined to fall within the scope of Section 17(d).

The Interest Does Not Present Unique Issues

The Interest is directly analogous to the interests of fund affiliates in connection with a variety of arrangements that have not been deemed to fall within the scope of Section 17(d).

The benefit to the Insurance Companies in terms of reduced potential obligations under the guarantee associated with the Rider and reduced hedging costs flows from the asset allocation model that includes the Fund, rather than from the Fund in isolation (for example, it would be disadvantageous to the Insurance Companies for contract holders to allocate all of their assets to the Fund, because such an allocation would result in increased volatility). In this regard, the Interest is the same as that of any insurance company that offers variable insurance products associated with guarantees. It is typical for such products to require contract holders to allocate assets to particular underlying funds as part of an asset allocation model. As in the case of the Fund, contract owners enjoy investment benefits (e.g. lower volatility) provided by the asset allocation model, but there is no doubt that the insurance companies also benefit from asset allocation. Asset allocation benefits insurance companies offering guarantees in two ways: it reduces the potential obligations under the guarantees, and it reduces the hedging costs associated with the offer of the guarantees. These mutual benefits shared by contract holders and insurance companies are common in the industry and have not been deemed to fall within the scope of Section 17(d). Such arrangements have been viewed as presenting contract holders with a choice that they are free to make on the basis of full disclosure – if they do not want to invest in the funds that are the components of the asset allocation model, they are free to purchase a different product. We note that the benefits expected to be obtained by The Hartford from the inclusion of the Fund in the asset allocation model could have also been obtained through the inclusion of a third-party "contra" fund that would serve to reduce the volatility of the contract holders' accounts. However, in such a case, the volatility reduction would not be as effective, and contract holders would not have the benefit of oversight by the Fund's board.

There are also arrangements outside of the insurance products area that involve pecuniary interests on the part of fund affiliates, but that have not been deemed to fall within the scope of Section 17(d). For example, in the case of fund of funds arrangements, the adviser has a pecuniary interest in limiting the asset allocation to affiliated underlying funds, rather than third party funds, because such allocation may result in additional fee revenue to the adviser. Similarly, trade aggregation, which is the subject of the SMC Capital, Inc. (pub. avail. Sept. 5, 1995) and Mass Mutual no-action letters, involves a pecuniary interest on the part of the fund's adviser, which may benefit from aggregating its own trades with those of the funds.

Because the Interest is directly analogous to the pecuniary interests that are present in these other arrangements, we believe that a conclusion that the Interest or the development of the algorithm triggers a Section 17(d) transaction would require an expansion of the scope of Section 17(d) well beyond its traditional scope, and would not be consistent with the staff's own precedents.

We hope that you have found this analysis helpful. We would be glad to discuss this matter further with you at your convenience.

Very truly yours,

/s/

John V. O'Hanlon

cc: William Kotapish, Harry Eisenstein, Michael Kosoff, Sara Krovitz, Alan Kreczko, Walter
     Garger, Richard Wirth, Edward Macdonald

16425500.3.BUSINESS